Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Dear shareholders,

Overview

Financial results in the quarter were strong with net income of $1.1 billion or $1.09 per common share and FFO of $564 million or $0.83 per share. Both strong operations and value increases contributed to the results during the quarter.

Total assets under management were approximately $200 billion at quarter end, with $84 billion in fee bearing capital, up 14% over the same period last year. This capital is split $39 billion in our listed partnerships, $28 billion in private funds and $17 billion in our public markets business. Institutional investors continue to allocate increasing amounts of their portfolio to real assets.

Our flagship institutional funds for property and private equity are now virtually fully committed and we are in a position to launch a new generation of funds. We expect to raise approximately $20 billion for successor funds in the next few years, and each of these flagship funds should be substantially larger than its predecessor.

Our public markets group, which invests in real assets through portfolios of listed securities, grew assets under management by $4 billion compared to last year. The increase reflects both new mandates from clients and value increases.

Long-term Plans

Our long-term goal is to ensure Brookfield remains as one of the premier global brands for real asset investing. Today, we are among the largest in the world in our four real asset businesses – property, renewable energy, infrastructure and private equity. We continue to build out our franchise to keep it this way.

The environment has been particularly favourable to achieving growth over the past five years, as our clients’ capital resources have been growing and they are allocating a greater percentage of their capital to real assets. In addition, virtually all real assets have increased in value over this period. This has enabled us to show excellent track records in our funds and therefore allowed us to attract increased allocations of capital from clients as our fund sizes grow.

Looking out 10 years, we believe that each of our strategies should be able to deploy on average $40 billion of capital, mixed between listed and unlisted strategies. As such, our objective is to increase fee bearing capital from the current level of approximately $85 billion to more than $200 billion in 10 years’ time, representing a 10% annual growth rate. And if we are successful in achieving a 1.5% margin on this capital, which we consider to be attainable based on terms for funds currently in the market, we should be able to generate $3 billion of annual cash flow by the end of this period. Valued at 15x, consistent with valuations publicly ascribed to other alternative asset managers, this would represent $45 billion for a part of our business that was ascribed relatively minimal value five to 10 years ago. Furthermore, this value does not include the roughly $30 billion of capital on our balance sheet that we invest alongside clients. We believe we can continue to increase the value of this capital at attractive rates, which represents another source of potential growth in shareholder value. Finally, along the way there may be opportunities to repurchase shares back into treasury at attractive prices and therefore increase the per share compounding effect of the aforementioned increases in shareholder value. Of course, no plans are without risks but we believe we are firmly on this path and have a strong backdrop to work from.

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We need three factors to be in our favour in order to achieve these results. The first is continued allocations by global institutional investors to real assets. To date, we see nothing stopping this. In fact, we see the opposite – allocations continue to increase.

The second factor is our ability to find transactions and invest capital at returns which meet our targets. This always seems to be the most undeterminable factor, but so far we have grown our business to $200 billion of assets under management over the past 20 years. We have built a company with a strong investment culture that cares about all of the funds we invest. While never easy, we don’t see any reason we cannot scale the business further.

The third item that plays into our long-term success is global conditions that are positive for business. This is not entirely in our control, but we do attempt to invest on a contrarian basis in order to give us a competitive advantage. We attempt to invest where capital is scarce, and this allows us to avoid many of the risks that can come from growth investing. During just the past 20 years, we invested through the crises of 1993, 1998, 2003 and 2008 and we have compounded returns at approximately 19% for our shareholders despite pretty brutal conditions in some of those years. There surely will also be some tough years ahead but we invest so we can, at a minimum, endure and possibly even move forward during these challenging periods.

Global Markets

One of our major competitive advantages is that we have operations in over 25 countries. These teams of investment and operating professionals enable us to act on market inefficiencies as they arise. Today, developed markets are generally flush with cash but a number of emerging markets are lacking capital. As a result, our recent focus has been on the latter.

The U.S. economy continues to improve and has set a base for acceptable GDP growth and a strong currency looking forward.  Due to our sheer scale in the United States we always find lots of opportunities to invest there; however we increased our allocation of capital over the last 18 months to Brazil, China, India and Europe. We believe that this will continue for years to come.

India saw a greater reversal of foreign capital over the past three years than any other major market. This forced yields up and the lack of capital changed asset values significantly. Whereas in 2007 it seemed like every investor in the world was targeting India; today it is very different. We have been in India for seven years but had a hard time reconciling the valuations of assets until recently. This change led to a number of acquisitions in the past 18 months and should lead to more. Shortly after the quarter, we closed on the acquisition of a portfolio of 17 million square feet of properties in India. The recent change in government appears to be positive for the country, although we believe it will be years until the robustness of capital markets return.

Brazil is currently in technical recession and most investors who only arrived in Brazil in the last five years have experienced stress as the currency is down, interest rates are high and valuations are generally lower. Thankfully we have a long association with Brazil and are therefore experienced with these markets. We have made significant new investments over the past 12 months, and will continue to make more. We acquired a rail and port business, expanded our toll road business, are privatizing our residential development operations, and have invested follow-on capital in many of our operations. As a result of the economic situation, we believe that we will find many more transactions over the next few years. With the federal elections now complete, we are hopeful that the country will work towards being back on the path to reasonable GDP growth. While we are positive on Brazil in the longer term, we also recognize that this change will probably not happen overnight.

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China has slower GDP growth than most expected but one must remember the law of large numbers. The amount of growth in China’s GDP today at a low 7% rate is the same as the amount generated by an 8% growth rate only a few years ago. In addition, many of the measures which people have historically reviewed to gauge the health of the Chinese economy appear to be less relevant today with the evolving consumer-led economy. When one travels in China, one can see the sheer scale of this bustling entrepreneurial country. This region is poised for strong longer term growth, even though in the short term China may have issues like every economy sometimes does as they consolidate. We continue to widen our real estate investing in China, and while we are in the early stages of our engagement, we believe that this is a good time to expand our presence.

In Europe, the story is about “value” and “deleveraging,” not growth. There is significant deleveraging to still occur among most of the governments, banks and selective corporates. While we do not believe that the Eurozone will see what would have been historically normalized growth for a long time, we do believe that there is still a significant opportunity to put capital to work. On the economic front, our underwriting assumes extremely low interest rates and a declining Euro currency for a while. The vast savings of the individuals in the European countries will, slowly over time, be eroded with negative real rates of return. This, combined with modest growth and some expense discipline, will eventually ensure that the fiscal situations of the Eurozone will improve, but this will take time.

Investment Process

Our competitive advantages are size of capital, global scale and operating platforms. These three together enable us to move capital to where it is scarce and access opportunities that many cannot. As a result, this should enable us to continue to invest at stronger returns on capital than would otherwise be the case.

Our new investments usually fit into two categories. The first is a purchase for value, often measured as a discount to tangible value, and the second is a purchase of an asset that we can drive more value out of because of our operating platform. Ideally we can combine both.

Many of our initial investments are made as value purchases. Sometimes this occurs by us buying debt at discounts and converting it through a reorganization into equity, sometimes we bid in bankruptcy auctions, sometimes we buy stakes in public companies under stress and privatize them, and other times we assist entities with assets seeking liquidity to find a home for their operations. Examples of these are our purchases of General Growth Properties, Babcock & Brown Infrastructure, Reliant Energy Hydro, and UCP India real estate.

The second form of investing we participate in are repeatable investments in areas where we already have scale and knowledge. For example, in the last 20 years we have acquired over 200 renewable power plants, 200 office properties, 150 regional malls and 30 ports. As a consequence, the next one that comes along is relatively easy for us to understand and value. We therefore can offer quick decisions to sellers, and as we are known in the business, we often get the first call, sometimes avoiding auctions. In either event, sellers can be confident dealing with us, as we know the assets well, and have been through the same process numerous times before. As a result, within very short timeframes, we can close transactions.

A recent example of a repeatable investment strategy is our district energy infrastructure business. We identified this as a sector, as we believed scale could be built, barriers to entry were high, and there were few significant competitors. Furthermore, we had a competitive advantage due to our vast real estate operations and knowledge from this business. In 2011, we acquired our first system in Toronto. Since then, we have acquired the systems in Chicago, Houston, New Orleans, Seattle and Las Vegas. This repeatable process of acquisition has allowed us to build scale, and our people know the intricacies of acquiring the additional systems, integrating them with our business, and growing the operations organically afterward to enhance returns.

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Operations

We continued to increase both the quantity and quality of our fee bearing capital, with the result that annualized base management fees based on the contractual terms of in-place funds increased to $630 million at quarter end, up 19% from the same date last year. Fee bearing capital totalled $84 billion, up 14% from the end of the 2013 quarter.

Total fee revenues including incentive distributions, public market performance fees and transaction fees increased by 21% on a last twelve months ("LTM") basis to $721 million, resulting in $346 million of LTM fee related earnings after direct costs, representing a 50% operating margin, consistent with our near term objectives.

Two of our three flagship funds (property, infrastructure and renewable energy, and private equity) are more than 90% invested, which enables us to launch successor funds prior to the expiry of their original investment periods. We raised $4 billion of fund capital over the past twelve months and currently have four funds in the market, including two flagship funds, seeking to raise more than $12 billion of capital; which if successful would allow us to continue to build on our track record of expanding fee bearing capital.

We continue to look for alternatives to grow our overall asset management business. These opportunities generally fit into three categories. The first is that we are continuously increasing the scale of our operations so that we can prudently put larger amounts of capital to work. This enables us to raise larger private funds for clients. In this regard, our flagship funds are growing significantly and our expectation is that each of our flagship funds will nearly double in size, which we believe gives us a competitive advantage versus many others.

Second, we have been adding complementary listed and unlisted funds for our clients. Originally we found that some of our smaller clients were not set up to invest in our private funds due to a greater need for liquidity. This led to the creation of listed long-only and long/short strategies in infrastructure and real estate; and we have attracted significant assets under management in these strategies. More recently we have added other complementary products which will ultimately be offered to our clients.

Lastly, we may add region-specific sleeves of capital for some of our funds, such as an Asian or European focused fund. We have generally chosen to keep our mandates as flexible as possible to maximize the opportunity set of investments. But some of our institutional clients are interested in greater capital deployment in some specific markets and this will allow us to scale the business further, and also be attentive to the needs of some of our investors who may wish to either have greater exposure or alternatively limit their exposure to some markets.

Brookfield Property Group

Our property group had strong results and is moving forward with growth initiatives in our office, retail and multifamily businesses. FFO was $136 million, up 12% from the same quarter last year. With the North American economic recovery picking up, we are seeing occupancy rates rise and we are signing new leases in our office buildings and retail malls at significant uplifts over expiring rents.

Over the next five years, we believe we can increase FFO at Brookfield Property Partners (BPY) on average by 8% to 11% annually, due to increased rents on expiring leases, occupancy gains, new leases and new developments coming online. Based on this, we recently increased the distribution growth target for BPY to 5%-8% annually.

During the quarter, we expanded our portfolio with a number of acquisitions. We acquired 16 million square feet of U.S. net leased commercial properties for $4.3 billion, six apartment buildings in New York for $1.1 billion, shopping malls in Florida, Washington state and New York, a 270,000 square foot office building in São Paulo, and a hotel in Florida.

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In London, we signed a 430,000 sq. ft. lease with online retailer Amazon for their European headquarters, and launched construction of both their office tower and an adjacent residential tower. At Brookfield Place New York, we signed a number of leases to increase occupancy to 95%.

Brookfield Infrastructure Group

During the quarter, FFO from our infrastructure group was $55 million, in line with expectations. We invested approximately $1 billion by completing acquisitions of a Brazilian railway network, three district energy businesses and a California natural gas storage facility. Our backlog of internal investment projects is approximately $1.2 billion, up from $700 million a year ago, with most of this capital earmarked for expansion of our toll roads, railways and ports in South America.

We continue to acquire assets from businesses in Europe, as many companies and financial institutions are selling infrastructure assets to recapitalize and focus their operations. Our investments in Europe to date have been focused on utilities and toll roads, although subsequent to quarter end, we committed to acquire a 50% interest in a portfolio of 6,700 telecommunications towers in France for $2.2 billion. These towers are essential infrastructure for broadcasters and telecom companies.

Brookfield Renewable Energy Group

Results for the year in our renewable energy group look to be on plan. During the quarter, FFO was $28 million, which was lower than the same quarter last year, reflecting lower-than-average water levels and wind generation in Canada. Generation is slightly below long-term averages on a LTM basis, however market pricing has been favourable.

Growth in our renewable energy business will come from a combination of the inflation-linked escalations in electricity prices, long-term increases in energy prices, and development projects. Taken together, these three factors are expected to add up to $300 million to annual FFO over the next five years, without taking into account growth through acquisitions. Based on this growth, we increased the distribution growth target of Brookfield Renewable to 5%-9% annually.

During the quarter, we completed the acquisition of a Pennsylvania hydroelectric facility for $613 million and moved forward with developments in North America, Brazil and Ireland.

Brookfield Private Equity Group

FFO for our private equity business on a normalized basis was $110 million in the quarter. Our private equity group is harvesting capital from investments made in housing-related businesses, while investing in businesses that should benefit from a recovery of natural gas prices.

We added to our natural gas reserves in western Canada, acquiring assets for $540 million from a major energy company that wanted to exit their coal-bed methane business. This, combined with five acquisitions over the past four years, has enabled us to build one of North America’s largest coal-bed methane producers.

We hope to close on the acquisition of the balance of the shares of our Brazilian land development and homebuilding business shortly. During the quarter, we also announced an $846 million bid to acquire the other 30% of the shares in our similar North American entity, which should be completed in the first quarter of 2015. We are also working to close on the purchase of the Revel Casino in Atlantic City, which is being done jointly with the property group.

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Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

November 7, 2014

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Forward-Looking Statements

Note: This letter to shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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